

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 7, 2009

Ian R. McNeil
Chief Executive Officer
Searchlight Minerals Corp.
2441 West Horizon Ridge Pkwy., Suite 120
Henderson, Nevada 89052

> **Re:** **Searchlight Minerals Corp.**
> **Registration Statement on Form S-1**
> **Amended July 27, 2009**
> **File No. 333-132929**
> **Form 10-KSB for the fiscal years ended December 31, 2007 and 2006**
> **File No. 000-30995**

Dear Mr. McNeil:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Amendment

Risk Factors, page 5

1. We note your disclosure on page 31 that you had 148 record holders of your common stock as of July 23, 2009.   We also note your disclosure in your previous amendment that you had 536 record holders of your common stock as of May 6, 2009. Please tell us the reason for the decrease. Also, if you are now eligible to terminate your Exchange Act registration without shareholder vote, please add a risk factor to explain the potential impact of termination to investors, including the impact on the applicability of the proxy rules and Section 16 of the Exchange Act as well as on the

ability to have the price of your shares quoted on the OTC Bulletin Board or elsewhere.

Weaknesses in Internal Control over Financial Reporting, page 41

2. We note your response to prior comment 8 in which you state that "the 'missing' control was a management policy to consult outside experts on complex accounting issues." Please explain why the deficient accounting control was not a lack of sufficient qualified internal accounting personnel which was remediated through the use of consulting outside experts. Please refer to Rule 1.02 of Regulation S-X and PCAOB Standard No. 5.

Clarkdale Slag Project, page 62

3. From your response to prior comment 13, it remains unclear why you cannot determine what your own operating results are and whether those results are achieving what you anticipated. Please revise.

Related Person Transactions Policy, page 93

4. Please reconcile your exhibit index with the revised exhibit mentioned in the third paragraph of your response to prior comment 16.

Compliance with Section 16, page 96

5. Regarding the information you provided related to Ian McNeil and Carl Ager in response to prior comment 18, please tell us why it does not reflect shares held in the name of Nanominerals. See Rule 16a-1(a)(2).

Summary Compensation Table, page 103

6. From your disclosure at the bottom of page 48, it appears that the figures mentioned in the last sentence of footnote (4) to your Summary Compensation Table are approximations. With a view toward clarified disclosure, please tell us how you determined the amount to include in the table; cite with specificity the authority on which you relied to make this determination.

Certain Relationships and Related Transactions, page 106

7. The chart that you mention in response to prior comment 22 appears to have been omitted from your response; therefore, we reissue the comment. In this regard, if you have not disclosed related-party transactions with Mr. Matheson when they were required to be disclosed, a reduction in his percentage ownership does not eliminate your disclosure obligation.

Security Ownership, page 115

8. Please tell us how the ownership for Mr. Matheson mentioned in the table can be reconciled to Mr. Matheson's Form 4 reflecting his current holdings according to the attachment to your response letter.

Where You Can Find Additional Information, page 120

9. Please tell us the authority on which you rely that permits you to instruct investors that your prospectus disclosure is to be read in conjunction with a periodic report like you do on page F-55.

Financial Statements, page F-1

10. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-3

11. We note that the reports of your predecessor auditor, Kyle L. Tingle, on page F-3 of Amendment number 8 to your Form S-1 and in your 2008, 2007 and 2006 Amended Forms 10-K state that the financial statements as of December 31, 2004 and for the year ended December 31, 2004 and the period from January 14, 2000 (date of inception) to December 31, 2004 were audited by other auditors. Since the reports reference other auditors, the separate report of the other auditors should be included in the filings. Refer to Article 2-05 of Regulation S-X.

Exhibit 23.11

12. We note that the consent of Kyle L. Tingle included in Exhibit 23.11 consents to incorporation by reference in Amendment Number 8 of the Registration Statement on Form S-1 of his report dated April 10, 2006. Since the report of Kyle L. Tingle is included in the Registration Statement on Form S-1 please have your predecessor auditor revise his consent accordingly.

Forms 10-KSB for the Years Ended December 31, 2007 and 2006

Item 7. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

13. Please tell us why Brown Armstrong Paulden McCown Starbuck Thornburgh & Keeter's audit opinions in the December 31, 2007 and 2006 Forms 10-K/A do not

refer to the restatement as noted in footnote 16 to the financial statements in accordance with paragraph 9 of AS 6.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Lynn Dicker at (202) 551-3616 or Brian Cascio, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Jeffrey P. Berg, Esq.
        Baker & Hostetler LLP
        (via facsimile)